Exhibit 4(o)

Description of the Registrant's Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

DESCRIPTION OF OUR COMMON UNITS
The following description of our common units is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Limited Partnership (the “certificate of limited partnership”) and our Fifth Amended and Restated Agreement of Limited Partnership, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as amended, the “partnership agreement”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4(o) is a part. We encourage you to read our certificate of limited partnership, our partnership agreement and the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (as amended, the “Delaware Act”) for additional information.
Common Units
Our common units represent limited partner interests (“common units”) in Magellan Midstream Partners, L.P. The holders of common units (“unitholders”) are entitled to participate in our cash distributions in accordance with the partnership agreement and exercise the rights and privileges available to limited partners thereunder. Our outstanding common units are listed on the New York Stock Exchange, or NYSE, under the symbol “MMP.”
Transfer Agent and Registrar
The transfer agent and registrar for our common units is Computershare Trust Company, N.A. We pay all fees charged by the transfer agent for transfers of our common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a unitholder; and

•	other similar fees or charges.
There is no charge to our unitholders for disbursements of cash distributions. We indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for their activities in such capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
Transfer of Common Units
Each purchaser of our common units must execute and deliver a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or recognized by us. Purchasers may hold common units in nominee accounts.
An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units. An assignee will become a substituted limited partner for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on the books and records. Our general partner may withhold its consent in its sole discretion. Our common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner for the transferred common units. Until a common unit has been transferred on the books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.
CASH DISTRIBUTIONS
Distributions of Available Cash
General. Within approximately 45 days after the end of each fiscal quarter, we will distribute all of our available cash to unitholders of record on the applicable record date. We will make distributions of available cash to all unitholders, pro rata.
Definition of Available Cash. We define available cash in our partnership agreement, and it generally means, for each fiscal quarter:

•	all cash (and cash equivalents) on hand at the end of the quarter;

•	less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business, including reserves for future capital expenditures and for anticipated future credit needs;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•	plus any additional amount of cash that our general partner determines to distribute with respect to such quarter.
Restrictions on our Ability to Distribute Available Cash. There is no guarantee that we will pay distributions on the common units in any quarter. Our ability to distribute available cash is contractually restricted by the terms of our credit facilities. We are prohibited from making any distribution to unitholders if an event of default under our credit facility has occurred or is continuing or if such distribution would cause an event of default or otherwise violate a covenant under our credit facility.
Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership.

Our General Partner’s Interest
Our general partner has a non-economic general partner interest in us and does not have an interest in our distributions.
Effect of Issuance of Additional Units
We can issue additional common units or other partnership securities for consideration and under terms and conditions approved by our general partner in its sole discretion and without the approval of our unitholders. We may fund acquisitions through the issuance of additional common units or other equity securities.
Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders in our net assets.
Distributions of Cash Upon Liquidation
If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. Any adjustments to the capital accounts will be pro rata among the unitholders holding units at the time of such adjustments.
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
Purpose
Our purpose under our partnership agreement is to:

•	serve as a partner or sole member of certain of our subsidiaries;

•
engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that our operating partnerships (entities treated as partnerships for federal income tax purposes that are majority owned and controlled by us) are permitted to engage in by their respective partnership agreements and, in connection therewith, to exercise all of the rights and powers given to us under the agreements relating to such business activity;

•
engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that our general partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; and

•	do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to our operating partnerships or any subsidiary thereof.
Our general partner is not authorized to cause us to engage, directly or indirectly, in any business activity that it reasonably determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct its business.

Power of Attorney
Each limited partner, and each person who acquires a common unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution.
Status as Limited Partner or Assignee; Capital Contributions
Except as described below under “-Limited Liability,” the common units will be fully paid, and our unitholders will not be required to make additional capital contributions to us.
An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to any of our common units owned by an assignee that has not become a substituted limited partner at the written direction of the assignee. Transferees that do not execute and deliver a transfer application will not be treated as assignees nor as record holders of our common units, and will not receive cash distributions, federal income tax allocations or reports furnished to unitholders.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that the limited partner otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited, except as described below, generally to the amount of capital the limited partner contributed to us in respect of the limited partner’s common units plus the limited partner’s share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to elect the board of directors of our general partner;

•	to remove or replace our general partner;

•	to approve certain amendments to our partnership agreement; or

•	to take any other action under our partnership agreement,
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to us, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from our partnership agreement.

Issuance of Additional Securities; Preemptive Rights
Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities, including common units, for the consideration and on the terms and conditions established by our general partner in its discretion, without the approval of our unitholders.
Holders of any additional common units we issue will be entitled to share equally with any then-existing unitholders in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing unitholders in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special designations, preferences, powers and duties, including special voting rights, to which common units are not entitled.
Neither our general partner nor any of our unitholders are entitled to preemptive rights in respect of issuances of additional common units or other partnership securities by us.
Amendments to Our Partnership Agreement
Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which may be withheld in its sole discretion. In addition, certain amendments require the approval of a majority of the members of our Conflicts Committee. Generally, any amendment must be approved by at least a majority of our outstanding common units. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees. Additionally, certain other amendments, as more particularly described in our partnership agreement, require the approval of holders of at least 90% of our outstanding common units voting together as a single class.
Any amendment that materially and adversely affects the rights or preferences of any type or class of our outstanding units in relation to other types or classes of units requires the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced. Any amendment of certain director election and nomination provisions requires approval of two-thirds of our outstanding common units.
Merger, Sale or Other Disposition of Assets
The approval of the holders of a majority of our outstanding common units is required to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or to sell, exchange or otherwise dispose of all or substantially all of the assets of our operating partnerships. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval.
If conditions specified in our partnership agreement are satisfied and without prior approval of the limited partners, our general partner may merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity, our general partner obtains an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in our partnership agreement.
Our unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event for such purpose.
Withdrawal or Removal of Our General Partner
Our general partner cannot withdraw at any time for any reason unless it has transferred all of its general partner interests in us in accordance with the applicable provisions set forth in our partnership agreement. Notwithstanding this limitation, our general partner can withdraw under the Delaware Act. If our general partner were to withdraw in violation of our partnership agreement, our partnership agreement sets forth the procedure for electing a successor general partner. Our general partner may not be removed unless the removal is approved by the vote of holders of 100% of our outstanding common units, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is subject to the approval of a successor general partner by the vote of the holders of 100% of our outstanding common units.
Transfer of General Partner Interest
Our general partner may transfer its general partner interest in us to any person without unitholder approval. As a condition of this transfer: (i) our general partner must transfer its entire general partner interest in us in whole and not in part; (ii) the transferee must assume the rights and duties of our general partner to whose interest that transferee has succeeded and agree to be bound by the provisions of our partnership agreement; (iii) an opinion of counsel regarding limited liability and tax matters must be furnished; and (iv) the organizational documents of the owner of the general partner interest must provide for the establishment of a conflicts committee to approve certain matters with respect to our general partner and us, the selection of independent directors as members of such conflicts committee, and the submission of certain matters to the vote of such conflicts committee upon similar terms and conditions as set forth in the currently existing limited liability company agreement of our general partner so as to provide the limited partners and our general partner with the same rights and obligations as are contained in our partnership agreement.
Termination and Dissolution
We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1)
the election of our general partner to dissolve us, if approved by the holders of a majority of our outstanding common units and, if our general partner is then an affiliate of The Williams Companies, Inc., after obtaining special approval;

(2)	the sale of all or substantially all of the assets and properties of us and our subsidiaries;

(3)	the entry of a decree of judicial dissolution; or

(4)
the withdrawal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4) and the failure to elect a successor general partner, the holders of units representing a unit majority may also elect, within specific time limitations, to reconstitute and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of our outstanding common units subject to our receipt of an opinion of counsel to the effect that (i) the action would not result in the loss of limited liability of any limited partner and (ii) neither us, the reconstituted limited partnership nor the operating partnerships would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as described above in “Cash Distributions-Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.
Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group who acquires the units from our general partner or its affiliates and any transferee of that person or group provided that our general partner notifies such transferee that such loss of voting rights does not apply. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Meetings; Voting
Except as described under “-Change of Management Provisions,” each unitholder or assignee who is a record holder of our common units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Our common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder.
Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of common units necessary to authorize or take that action at a meeting. Special meetings of our unitholders may be called by our general partner or by our unitholders owning at least 20% of the units of the class for which a meeting is proposed. An annual meeting of limited partners for the election of directors to the board of directors of our general partner, and such other matters as the board of directors submits to a vote of the limited partners, is held on the second Wednesday in May of each year or on such other date as is fixed by our general partner. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
Each record holder of common units has a vote according to the record holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Each unitholder is entitled to one vote for each common unit on all matters submitted to a vote of our common unit unitholders. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and the nominee provides otherwise.

Directors on our general partner’s board of directors are elected by a plurality of the votes cast by the unitholders. A plurality occurs when more votes are cast for a candidate than those cast for an opposing candidate. Unitholders are not entitled to cumulative voting. Cumulative voting is a system for electing directors whereby a unitholder is entitled to multiply the number of securities held by the number of directors to be elected and cast the total number of votes for a single candidate or a select few candidates.
Board of Directors
Our unitholders elect all of the directors of our general partner. The number of directors of our general partner’s board will be between seven and nine as determined from time to time by a majority of the directors of the general partner’s board. Any decrease in the number of directors by our general partner’s board may not have the effect of shortening the term of any incumbent director. The directors will be classified with respect to their terms of office by dividing them into three classes established pursuant to the limited liability company agreement of our general partner, each class to be as nearly equal in number as possible. At each annual meeting of our unitholders, directors to replace those whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Each director will hold office for the term for which such director is elected or until such director’s earlier death, resignation or removal. Any vacancies may be filled, until the next annual meeting, by a majority of the remaining directors then in office. A director may be removed only for cause and only upon a vote of the majority of the remaining directors then in office. Our general partner’s board must maintain at least three directors meeting the independence and experience requirements of any national securities exchange on which any units or other partnership securities are listed or quoted.
Non-citizen Assignees; Redemption
If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about the limited partner’s nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his or her units and may not receive distributions in kind upon our liquidation.
Indemnification
Under our partnership agreement, in most circumstances, we will indemnify:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•
any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner, or any affiliate of our general partner or any departing general partner; and

•
any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Any indemnification under these provisions will only be out of our assets. Our general partner and its affiliates will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
In order to establish clear procedures and parameters with respect to various aspects of indemnification, including, among other things, determinations of entitlement, payment of indemnification and expense advancement amounts and dispute resolution mechanisms, the board of directors of our general partner approved a form of indemnification agreement for the directors and officers of our general partner and authorized us and our general partner to enter into indemnification agreements based on such form with the directors and officers of our general partner. The indemnification agreements provide that we and our general partner will indemnify these directors and officers to the fullest extent permitted under Delaware law, subject to certain presumptions and limitations set forth in the agreements. The indemnification agreements also provide that these directors and officers will be entitled to the advancement of expenses, including reasonable attorneys’ fees, as permitted by applicable law, and set forth the procedures for determining entitlement to and obtaining indemnification and expense advancement. The indemnification agreements also provide that we must use commercially reasonable efforts to maintain specified director and officer liability insurance coverage.
Right to Inspect Books and Records
Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
We will furnish or make available to our record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 90 days after the close of each quarter. We will furnish each record holder of a common unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.
Our partnership agreement provides that a limited partner can, for a purpose reasonably related to the limited partner’s interest in us, upon reasonable written demand and at the limited partner’s own expense, have furnished to him or her:

•	a current list of the name and last known address of each limited partner;

•	a copy of our tax returns;

•
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each limited partner and the date on which each became a limited partner;

•	copies of our partnership agreement, certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our or our subsidiaries’ best interests, could damage us or our subsidiaries or which we or our subsidiaries are required by law or by agreements with third parties to keep confidential.